Legion Works Inc

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

July 14, 2020

Securities Exchange Commission

Re:	Legion Works, Inc. (the “Company”) Withdrawal of Request for Qualification Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the request for qualification of the offering statement submitted on July 14, 2020 be withdrawn. The Company will submit a request for qualification for a later date at the direction of the Staff.

Sincerely,

Ryan Bettencourt

CEO